Valgro® Fund
Proxy Voting Results

The annual meeting of the fund's shareholders was held on February 5, 2004. Shareholders voted the number of shares they held of record on December 31, 2003, when there were 327,736.764 shares outstanding.

Proposal 1 was the election of directors. As shown below, all directors were re-elected. Proposal 2 was the approval of Grant Thornton LLP continuing as the fund's auditor. As shown below, all proposals were approved.

	Count of Shares Voted
Proposal	For	Against	Abstain	% For
director: Robert A. Rintel	320,008.253	0.000	0.000	100%
director: F. Joseph Moretti	320,008.253	0.000	0.000	100%
auditor: Grant Thornton LLP	320,008.253	0.000	0.000	100%